Exhibit 4.21

Execution Copy

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement”) is entered into as of February 7, 2012 by and between SearchMedia Holdings Limited, a company incorporated and existing under the laws of the Cayman Islands (the “Company”), and Mr. Peter Tan, an individual (the “Executive”) and effective on the Effective Date (as hereinafter defined). The Company and all of its direct or indirect parent companies, subsidiaries, affiliates, or subsidiaries or affiliates of its parent companies are referred to collectively as the “SM Group.”

RECITALS

A. The Company desires to employ the Executive and to assure itself of the services of the Executive during the Term (as defined below) of Employment.

B. The Executive desires to be employed by the Company during the Term of Employment and under the terms and conditions of this Agreement.

AGREEMENT

The parties hereto agree as follows:

1.	POSITION

The Executive hereby accepts a position of Chief Executive Officer (the “Employment”) of the Company.

2.	TERM

Subject to the terms and conditions of this Agreement, the initial term of the Employment shall be three years, commencing on February 13, 2012 (the “Effective Date”), until February 12, 2015, unless terminated earlier pursuant to the terms of this Agreement (the “Initial Term”). Upon expiration of the initial three-year term, the Employment shall be automatically extended for successive one-year terms unless either party gives the other party hereto written notice to terminate the Employment no less than 60 days, and no more than 120 days, prior to the expiration of such one-year term or unless terminated earlier pursuant to the terms of this Agreement (an “Extension Term,” and with the Initial Term, the “Term”).

3.	DUTIES AND RESPONSIBILITIES

The Executive’s duties at the Company will include all jobs assigned by the Board of Directors of the Company (the “Board”).

Except as described herein, the Executive shall devote all of his working time, attention and skills to the performance of his duties at the Company and shall faithfully and diligently serve the Company in accordance with this Agreement and the guidelines, policies and procedures of the Company approved from time to time by the Company.

Except as described herein, the Executive shall use his best efforts to perform his duties hereunder. The Executive shall not, without the prior written consent of the Board, become an employee or consultant of any entity other than the Company and/or any member of the SM Group, and shall not carry on or be interested in the business or entity that competes with that carried on by the SM Group (any such business or entity, a “Competitor”), provided that nothing in this clause shall preclude the Executive from holding any shares or other securities of any Competitor that is listed on any securities exchange or recognized securities market anywhere. The Executive shall notify the Company in writing of his interest in such shares or securities in a timely manner and with such details and particulars as the Company may reasonably require.

Notwithstanding the foregoing, Company acknowledges that Executive, prior to his Employment served as the Managing Director of TGC Private Office Pte Ltd (“TGC”). The Company expressly agrees that the Executive may continue to provide services for TGC’s private office business and Executive agrees that the provision of such services will not impact Executive’s ability to perform his obligations under this Agreement. Executive represents and warrants that Executive does not, and will not during the Term of this Agreement, have any relationships with third parties that would (a) present a conflict of interest with performing his duties hereunder, or (b) prevent Executive from carrying out the terms of this Agreement.

4.	NO BREACH OF CONTRACT

The Executive hereby represents to the Company that: (i) the execution and delivery of this Agreement by the Executive and the performance by the Executive of the Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any other agreement or policy to which the Executive is a party or otherwise bound, except for agreements that are required to be entered into by and between the Executive and any member of the SM Group pursuant to applicable law of the jurisdiction where the Executive is based, if any; (ii) that the Executive has no information (including, without limitation, confidential information and trade secrets) relating to any other person or entity which would prevent, or be violated by, the Executive entering into this Agreement or carrying out his duties hereunder; (iii) that the Executive is not bound by any confidentiality, trade secret or similar agreement (other than this) with any other person or entity except for other member(s) of the SM Group, as the case may be.

5.	LOCATION

The Executive will be based in, and shall work from, a location as approved by the Board of Directors.

6.	COMPENSATION AND BENEFITS

(a)	Cash Compensation. The Executive’s cash compensation shall be provided by the Company pursuant to Schedule A-1 hereto, subject to annual review and adjustment by the Board. The Company and the Executive hereby agree that any of the Company’s subsidiaries’ or affiliated entities’ payment of the cash compensation payable for the applicable time period under its labor contract with the Executive shall constitute payment of part of the above cash compensation. The Executive’s entitlement to the aggregate cash compensation payable by the Company and any of the Company’s subsidiaries or affiliated entities shall not exceed the amount set out in Schedule A-1 hereto.

(b)

Equity Incentives. The Executive will be eligible to participate in any of the Company’s equity incentive plans as determined by the Board, consistent with the terms provided to the Company’s other senior officers. Subject to approval by the Company’s Board of

Directors and the execution of a stock option agreement which will govern the terms and conditions of your equity incentive award, you will receive the equity awards listed on Schedule A-2 (respectively, the “Initial Option Grant”). Following a Company Change of Control Transaction (as hereinafter defined), all unvested options and restricted shares granted pursuant to the Initial Option Grant shall vest upon the closing of the Change of Control Transaction.

(c)	Bonus. The Executive’s shall be entitled to a bonus as more fully described on Schedule A-3 hereto, subject to approval by the Board or Compensation Committee.

(d)	Benefits. The Company will provide the Executive with those benefits offered to the senior most executive officers of the Company, including any health insurance plan and annual holiday plan.

(e)	Certain Definitions. For purposes of this Agreement, a Change of Control Transaction shall mean (1) any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of the Company other than to a Company Affiliate; (2) any consolidation or merger or other business combination of the Company with any other entity, other than a Company Affiliate, where the shareholders of the Company, immediately prior to the consolidation or merger or other business combination would not, immediately after the consolidation or merger or other business combination, beneficially own, directly or indirectly, shares representing fifty percent (50%) of the combined voting power of all of the outstanding securities of the entity issuing cash or securities in the consolidation or merger or other business combination (or its ultimate parent corporation, if any); or (3) the Board of the Company adopts a resolution to the effect that a “Change In Control” has occurred for purposes of this Agreement. Company Affiliate shall mean any affiliate of Phillip Frost, Frost Gamma Investments Trust, The Frost Group, LLC or any of their respective members or affiliates.

7.	TERMINATION OF THE AGREEMENT

(a)	By the Company with cause. The Company may terminate the Executive’s Employment for cause, at any time, without advance notice or remuneration, if (1) the Executive is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement, (2) the Executive has been grossly negligent or acted dishonestly to the material financial detriment of the Company, (3) the Executive has engaged in actions amounting to gross misconduct or failed to perform his duties hereunder and such failure continues after the Executive has been provided with written notice of such failure and is afforded a reasonable opportunity (of no less than 30 days) to cure such failure, (4) the Executive has died, or (5) the Executive has a disability which shall mean a physical or mental impairment which, as reasonably determined by the Board, renders the Executive unable to perform the essential functions of his employment with the Company, even with reasonable accommodation that does not impose an undue hardship on the Company, for more than 180 days in any 12-month period, unless a longer period is required by applicable law, in which case that longer period would apply.

(b)	By the Company without cause. The Company may terminate the Executive’s Employment without cause, at any time, upon 60 days prior written notice to the Executive.

(c)	By the Executive for Good Reason. The Executive may resign upon the one-month prior written notice to the Company during the first year after the Effective Date, or two-month prior written notice to the Company during any period after the first anniversary of the Effective Date if Good Reason (as hereinafter defined) exists for the Executive. Good Reason shall exist if (i)_there is a material and substantial reduction in the Executive’s existing authority and responsibilities, the Executive’s compensation or benefits, or location of the Executive’s position without Executive’s consent, or (ii) there is the filing of a petition by or against the Company, and under any law relating to bankruptcy, insolvency or other relief for debtors; or appointment of a receiver, trustee, custodian or liquidator of or for all or any part of the assets or property of the Company; or the insolvency of the Company; or the making of a general assignment for the benefit of creditors by the Company (collectively, a “Bankruptcy Good Reason”). A resignation by Executive for a reason described in Section 7(c)(i) shall not constitute termination for Good Reason unless (i) there shall have passed a reasonable time (not less than 30 days) within which the Company may take action to correct, rescind or otherwise substantially reverse the occurrence supporting termination for Good Reason as identified by Executive and (ii) the Executive’s termination of employment occurs within 30 days of the occurrence of an event of Good Reason. For purposes of Section 7(c)(ii), the Executive’s termination for a Bankruptcy Good Reason shall be effective immediately.

(d)	Notice of Termination. Any termination of the Executive’s employment under this Agreement shall be communicated by written notice of termination from the terminating party to the other party. The notice of termination shall indicate the specific provision(s) of this Agreement relied upon in effecting the termination.

(e)	Remuneration upon Termination. Upon the Company’s termination of the Employment without cause pursuant to Section 7(b) above or the Executive’s resignation for Good Reason pursuant to Section 7(c) above and upon the execution of a general release agreement in a form reasonably acceptable to the Company, the Company will provide remuneration to the Executive as follows: (1) the Company will continue to pay the Executive’s base salary for the remainder of the Term ; and (2) the Company will vest any options of the Initial Option Grant that would have vested during the Term. Any payments made pursuant to Section 7(e)(1) shall be paid in accordance with the Company’s normal payroll cycles in effect on the termination or resignation date.

(f)	Termination by Executive for No Reason. The Executive may terminate his Employment for any reason, at any time, upon 90 days prior written notice to the Company.

8.	CONFIDENTIALITY AND NONDISCLOSURE

(a)

Confidentiality and Non-disclosure. In the course of the Executive’s services, the Executive may have access to the Company and/or the Company’s client’s and/or prospective client’s trade secrets and confidential information, including but not limited to those embodied in memoranda, manuals, letters or other documents, computer disks, tapes or other information storage devices, hardware, or other media or vehicles, pertaining to the Company and/or the Company’s client’s and/or prospective client’s business. All such trade secrets and confidential information are considered confidential. All materials containing any such trade secret and confidential information are the property of the Company and/or the Company’s client and/or prospective client, and shall be returned to the Company and/or the Company’s client and/or prospective client upon expiration or earlier termination of this Agreement. The Executive shall not directly or indirectly disclose or use any such trade secret or confidential information, except as required in the performance of the Executive’s duties in connection with the Employment, or pursuant to applicable law.

(b)	Trade Secrets. During and after the Employment, the Executive shall hold the Trade Secrets in strict confidence; the Executive shall not disclose these Trade Secrets to anyone except other employees of the Company who have a need to know the Trade Secrets in connection with the Company’s business. The Executive shall not use the Trade Secrets other than for the benefits of the Company.

“Trade Secrets” means information deemed confidential by the Company, treated by the Company or which the Executive know or ought reasonably to have known to be confidential, and trade secrets, including without limitation designs, processes, pricing policies, methods, inventions, conceptions, technology, technical data, financial information, corporate structure and know-how, relating to the business and affairs of the Company and its subsidiaries, affiliates and business associates, whether embodied in memoranda, manuals, letters or other documents, computer disks, tapes or other information storage devices, hardware, or other media or vehicles. Trade Secrets do not include information generally known or released to public domain through no fault of the Executive.

(c)	Former Employer Information. The Executive agrees that he has not and will not, during the term of his employment improperly use or disclose any proprietary information or trade secrets of any former employer, unless the former employer has been acquired by the Company, or other person or entity with which the Executive has an agreement to keep in confidence information acquired by Executive, if any. The Executive will indemnify the Company and hold it harmless from and against all claims, liabilities, damages and expenses, including reasonable attorneys’ fees and costs of suit, arising out of or in connection with any violation of the foregoing.

(d)	Third Party Information. The Executive recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. The Executive agrees that the Executive owes the Company and such third parties, during the Executive’s employment by the Company and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person or firm and to use it in a manner consistent with, and for the limited purposes permitted by, the Company’s agreement with such third party.

This Section 8 shall survive the termination of this Agreement for any reason. In the event the Executive breaches this Section 8, the Company shall have right to seek any and all remedies at law or in equity.

9.	NON-COMPETITION AND NON-SOLICITATION

(a) In consideration of the base salary provided to the Executive by the Company hereunder, the adequacy of which is hereby acknowledged by the parties hereto, the Executive agrees that during the term of the Employment and for a period of one year following the termination of the Employment for whatever reason:

(i) The Executive will not approach clients, customers or contacts of the Company or other persons or entities introduced to the Executive in the Executive’s capacity as a representative of the Company for the purposes of doing business with such persons or entities which will harm the business relationship between the Company and such persons and/or entities;

(ii) unless expressly consented to by the Company, the Executive will not seek directly or indirectly, by the offer of alternative employment or other inducement whatsoever, to solicit the services of any employee of the Company employed as at or after the date of such termination, or in the year preceding such termination.

(b) In consideration of the base salary provided to the Executive by the Company hereunder, the adequacy of which is hereby acknowledged by the parties hereto, the Executive agrees that during the term of the Employment and for a period of three months thereafter following the termination of the Employment for whatever reason, unless expressly consented to by the Company, the Executive will not assume employment with or provide services for any Competitor, or engage, whether as principal, partner, licensor or otherwise, in any Competitor.

(c) Intentionally Omitted.

The provisions contained in this Section 9 are considered reasonable by the Executive and the Company. In the event that any such provisions should be found to be void under applicable laws but would be valid if some part thereof was deleted or the period or area of application reduced, such provisions shall apply with such modification as may be necessary to make them valid and effective.

This Section 9 shall survive the termination of this Agreement for any reason. In the event the Executive breaches this Section 9, the Executive acknowledges that there will be no adequate remedy at law, and the Company shall be entitled to injunctive relief and/or a decree for specific performance, and such other relief as may be proper (including monetary damages if appropriate). In any event, the Company shall have right to seek any and all remedies permissible at law or in equity.

10.	ASSIGNMENT

This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that (i) the Company may assign or transfer this Agreement or any rights or obligations hereunder to any member of the SM Group without such consent, and (ii) in the event of a Change-of-Control Transaction of the Company, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder.

11.	SEVERABILITY

If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

12.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the law of the State of New York, U.S.A. Any dispute or claim arising out of or related to this Agreement shall be brought only in a court of competent jurisdiction located in the state, county and city of New York. The parties hereto waive any objection to venue and jurisdiction of that forum.

13.	AMENDMENT

This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

14.	WAIVER

Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

15.	NOTICES

All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made if (i) delivered by hand, (ii) otherwise delivered against receipt therefor, or (iii) sent by a recognized courier with next-day or second-day delivery to the last known address of the other party.

16.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

17.	NO INTERPRETATION AGAINST DRAFTER

Each party recognizes that this Agreement is a legally binding contract and acknowledges that such party has had the opportunity to consult with legal counsel of choice. In any construction of the terms of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such terms.

18.	LANGUAGE

This Agreement is prepared and executed in English.

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IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

SEARCHMEDIA HOLDINGS LIMITED

By:	/s/ Robert Fried
Name:	Robert Fried
Title:	Chairman of the Board

EXECUTIVE

By:	/s/ Peter Tan
Name:	Peter Tan

SIGNATURE PAGE TO PETER TAN EMPLOYMENT AGREEMENT

Schedule A-1

Cash Compensation

	Amount	Pay Period
Base Salary	US $350,000 annually, subject to applicable withholding and other taxes	Payable in 12 equal monthly installments for each calendar year

Bonus	As approved by the Board of Directors or the Compensation Committee, as further described on Schedule A-3.	As determined by the Compensation Committee of the Board of Directors

Schedule A-2

Initial Equity Award

Stock Options:

Subject to the approval of the Company’s Board of Directors or the Board’s Compensation Committee, Executive will be granted an option to purchase 400,000 shares of the Company’s common stock pursuant to the Amended and Restated 2008 Share Incentive Plan, as amended. This award will vest 133,333 shares on the one year anniversary of the date of grant, 133,333 shares on the second anniversary on the date of grant and 133,334 on the third anniversary of the date of grant and which will subject to the terms and conditions contained in a stock option agreement to be entered into by you and the Company prior to the grant. The exercise price per share will be equal to the closing price of the Company’s common stock on the date the option is granted. Following any Change of Control Transaction, all unvested options in this grant will vest upon the closing of the Change of Control Transaction. The number of options will be adjusted for stock splits, recapitalizations, stock dividends, mergers and other corporate events that occur after the date of this Agreement. The option exercise period will be ten (10) years.

Schedule A-3

Bonus Criteria

1)	Annual Goals Bonus – Executive shall be eligible for a bonus based on the attainment of certain goals and expectations. (“Annual Goals Bonus”). On an annual basis no later than January 31, Executive and the Compensation Committee shall set out certain goals and expectations for the year. Following the completion of the audited results for that year, the Compensation Committee shall award the Annual Goals Bonus based on the achievement of the approved goals and the Company’s overall performance during that year.

2)	Annual Headquarters Collection Bonus – Subject to approval from the Board’s Compensation Committee, Executive and other members of senior management (the “Executive Team”) shall be eligible to receive a bonus based on a percentage (5% to 10%) of the cash flow from operations received at the Company’s headquarters bank account for its exclusive use for the most recently completed calendar year (the “Collection Bonus”). It is understood that cash flow from operations received at the Company’s headquarters shall be reduced by, or exclude, payoffs to any subsidiary of the Company (i.e. round tripping). The Company’s Compensation Committee shall determine the Collection Bonus amount based on objective criteria of the Company’s cash flow from operations received at the Company’s headquarters.

The Collection Bonus shall be paid within 60 days following the completion of the Company’s annual audit and filing of its annual report currently on Form 20-F (the “Annual Report”) and shall be subject to a certification from the Executive and the Company’s Chief Financial Officer detailing the Company’s headquarters collections (the “Collections Certification”). Executive shall not receive more than 30% of the Collection Bonus.

3)	Annual Performance Bonus – Subject to approval from the Board’s Compensation Committee, the Executive Team shall be eligible to receive, on an annual basis, a performance bonus of 300,000 (representing approximate 2% of 15 million shares outstanding on the date of this agreement) multiplied by any increase to the price (as determined below) of the Company’s ordinary shares during the measurement period as more fully described below (the “Performance Bonus”).

The first annual performance bonus payment (to be paid, if any, in 2013) shall be based upon the closing price of the Company’s ordinary shares on the date this agreement is fully executed (the “Execution Date”). For purposes of determining the stock price at the end of the initial measurement period, the stock price shall be the average closing price of the Company’s ordinary shares for the forty-five (45) day period ending on June 15 (initially June 2013) or such earlier period which is 450 days after the public announcement of the Company’s full year results for the prior year (the “Measurement End Stock Price”). The opening stock price for each subsequent year shall be the Measurement End Stock Price of the prior year.

The Performance Bonus shall be paid within 60 days following the completion of the Company’s annual audit and filing of its Annual Report and shall be subject to a certification from the Executive and the Company’s Chief Financial Officer describing the parameters of payment of the Performance Bonus, including all previous Performance Bonus amounts paid (the “Performance Certification”). The Executive shall not receive more than 30% of the Performance Bonus.

OVERALL BONUS PAYMENTS – The amount of the actual bonuses paid each year based upon the total bonus pools allocated for the Annual Goals Bonus, Collection Bonus and Performance Bonus shall be determined at the discretion and oversight of the Compensation Committee in consultation with the Executive, and based on the principles and guidelines set forth above.